FORM T-1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)     ☑

THE BANK OF NEW YORK TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

TEPPCO Partners, L.P.
(Exact name of obligor as specified in its charter)

Delaware	76-0291058
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1100 Louisiana Street, Suite 1600
Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

TE Products Pipeline Company, Limited Partnership
(Exact name of obligor as specified in its charter)

Delaware	76-0329620
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1100 Louisiana Street, Suite 1600
Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

TCTM, L.P.
(Exact name of obligor as specified in its charter)

Delaware	76-0595522
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1100 Louisiana Street, Suite 1600
Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

TEPPCO Midstream Companies, L.P.
(Exact name of obligor as specified in its charter)

Delaware	76-0692243
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1100 Louisiana Street, Suite 1600
Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Val Verde Gas Gathering Company, L.P.
(Exact name of obligor as specified in its charter)

Delaware	48-1260511
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

1100 Louisiana Street, Suite 1600
Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Debt Securities
(Title of the Indenture Securities)

1. General information. Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency
United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429
(b)	Whether it is authorized to exercise corporate trust powers.
     Yes.
2.	Affiliations with Obligor.
     If the obligor is an affiliate of the trustee, describe each such affiliation.
     None.
3.	Not applicable.
4.	Trusteeships Under Other Indentures
(a)	Title of the securities outstanding under each such other indenture.
$180,000,000 6.45% Senior Notes Due 2008 issued by TE Products Pipeline Company, Limited Partnership
$210,000,000 7.51% Senior Notes Due 2028 issued by TE Products Pipeline Company, Limited Partnership
(b)	A brief statement of the facts relied upon as a basis for the claim that no conflicting interest within the meaning of Section 310(b)(1) of the Act arises as a result of the trusteeship under any such other indenture, including a statement as to how the indenture securities will rank as compared with the securities issued under such other indenture.
The Trustee has no knowledge of any default under the indenture governing the securities described in Item 4(a). The Debt Securities will be subordinated to the prior payment in full of all of the present and future senior indebtedness of the obligors, including the securities described in Item 4(a).
5-15. Not applicable.
16.	List of Exhibits.
Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

6.	The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 filed herewith).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority. (Exhibit 7 filed herewith).

2

SIGNATURE
     Pursuant to the requirements of the Act, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Houston, and State of Texas, on the 14th day of May, 2007.

THE BANK OF NEW YORK TRUST COMPANY, N.A.
By:	/s/ ALMA MARCELLA BURGESS
	Name:	Alma Marcella Burgess
	Title:	Assistant Vice President

3

INDEX TO EXHIBITS
1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

6.	The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 filed herewith).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority. (Exhibit 7 filed herewith).